
Limited Liability Company Agreement of
THE FIRING SQUAD LLC
A Limited Liability Company


      THIS OPERATING AGREEMENT (this "Agreement") of THE FIRING SQUAD LLC**,** (the "Company"), is executed and agreed to, for good and valuable consideration, by and between

RIVERRAIN PRODUCTIONS, INC., of 355 S. Grand Ave, Suite 2450, Los Angeles, CA 90071,

and

THE EPOCH TIMES ASSOCIATION, INC., of 229 W. 28th Street, Floor 5, New York, NY 10001,

hereinafter known as the "Members".

I.   Formation.
 A.   <u>State of Formation</u>. This is a Limited Liability Company Operating Agreement (the "Agreement") for THE FIRING SQUAD LLC, a Member-managed New York limited liability company (the "Company") formed under and pursuant to New York law.

 B.   <u>Operating Agreement Controls</u>. To the extent that the rights or obligations of the Members or the Company under provisions of this Operating Agreement differ from what they would be under New York law absent such a provision, this Agreement, to the extent permitted under New York law, shall control.

 C.   <u>Primary Business Address</u>. The Company's principal place of business will be stated in the formation documents, or as selected by the Managers.

 D.   <u>Registered Agent and Office</u>. The Company names the New York Secretary of State as its Registered Agent. The Company may change its registered office, its registered agent, or both, upon filing a statement with the New York Secretary of State.

II.   Purposes and Powers.
 A.   <u>Purpose</u>. The Company is created for the following business purpose:

     The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Members in their discretion shall determine.

 B.   <u>Powers</u>. The Company shall have all of the powers of a limited liability company set forth under New York law.

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C.   Duration. The Company's term shall commence upon the filing of an Articles of Organization and all other such necessary materials with the state of New York. The Company will continue to operate perpetually unless terminated as outlined in this Agreement:

1.   Members whose capital interest as defined in Article III(A) meets the 50 percent vote for dissolution;

2.   The death, resignation, expulsion, bankruptcy, retirement of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company;

3.   It becomes unlawful for either the Members or the Company to continue in business;

4.   A judicial decree is entered that dissolves the Company; or

5.   Any other event results in the dissolution of the Company under federal or New York law.

D.   Continuance. In the event of an occurrence described in ARTICLE II(C)2, if there are at least two remaining Members, those Members have the right to continue the business of the Company. This right can be exercised only by the unanimous vote of the remaining Members within ninety (90) days after the occurrence of an event described in ARTICLE II(C)2. If not exercised, the right of the Members to continue the business of the Company will expire

III.   Members.

A.   Members. The Members of the Company (jointly the "Members") and their Membership Interest at the time of adoption of this Agreement are as follows:

RiverRain Productions, Inc., 50%

The Epoch Times Association, Inc., 50%

B.   Initial Contribution. Each Member shall make an Initial Contribution to the Company. The Initial Contributions of each shall be as described in Attachment A, Initial Contributions of the Members.

No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution until the Company has been terminated. Any modifications as to the signatories' respective rights as to the receipt of their initial contributions must be set forth in writing signed by all interested parties.

C.   Additional Contributions. Except otherwise provided herein, no Member will be obligated to make any additional contribution to the Company's capital.

C.   Limited Liability of the Members. Except as otherwise provided for in this Agreement or otherwise required by New York law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution, including liability arising under a judgment, decree or order of a court. The Members shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member except as is expressly provided for by this Agreement or as otherwise allowed by law.

 D.   Death, Incompetency or Termination of a Member. Should a Member die, be declared incompetent, or withdraw from the Company by choice, the remaining Members will have the option to buy out that Member's Membership Interest in the Company. Should the Members agree to buy out the Membership Interest of the withdrawing Member, that Interest shall be paid for proportionately by the remaining Members, according to their existing Membership Interest and distributed proportionately among the remaining Members. The Members agree to hire an outside firm to assess the value of the Membership Interest.

The Members will have 60 days to decide if they want to buy the Membership Interest together and disperse it proportionately. If all Members do not agree to buy the Membership Interest, individual Members will then have the right to buy the Membership Interest individually. If more than one Member requests to buy the remaining Membership Interest, the Membership Interest will be paid for and split proportionately among those Members wishing to purchase the Membership Interest. If all Members agree by unanimous vote, the Company may choose to allow a non-Member to buy the Membership Interest thereby replacing the previous Member.

If no individual Member(s) finalize a purchase agreement by 60 days, the withdrawing Member, or their estate, may dispose of their Membership Interest however they see fit, subject to the limitations in Section III (E) below. If a Member is a corporation, trust, partnership, limited liability company or other entity and is dissolved or terminated, the powers of that Member may be exercised by its legal representative or successor.

The name of the Company may be amended upon the written and unanimous vote of all Members if a Member withdraws, dies, is found incompetent or is terminated.

 E.   Admission of Additional Members. Additional members may only be admitted to the Company through a Certificate of New Membership, enclosed herein as Exhibit 1, issuance by the company of new interest in the Company or as otherwise provided in this agreement.

 F.   Member Voting.

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1.   *Voting power.* The Company's Members shall each have voting power equal to their share of Membership Interest in the Company.

2.   *Proxies.* At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be delivered to the other Members of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

G.   <u>Duties of the Members</u>. The Members shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. The Members also shall cause the Company to:

1.   Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability company documents and bank accounts separate from any other person;

2.   At all times hold itself out as being a legal entity separate from the Members and any other person and conduct its business in its own name;

3.   File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

4.   Not commingle its assets with assets of the Members or any other person, and separately identify, maintain and segregate all Company assets;

5.   Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

6.   Maintain an arm's length relationship with the Members, and, with respect to all business transactions entered into by the Company with the Members, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

7.   Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

8.   Not guarantee or become obligated for the debts of any other person or hold out its credit as being available to satisfy the obligations of others;

9.   Allocate fairly and reasonably any overhead for shared office space;

10.   Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

11.   Correct any known misunderstanding regarding its separate identity;

12.   Maintain adequate capital in light of its contemplated business purposes;

13.   Cause its Members to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other New York limited liability company formalities;

14.   Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

15.   Not require any obligations or securities of the Members; and

16.   Observe all other limited liability formalities.

Failure of the Members to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Members.

H.   Fiduciary Duties of the Members.

1.   *Loyalty and Care.* Except to the extent otherwise provided herein, each Member shall have a fiduciary duty of loyalty and care similar to that of members of limited liability companies organized under the laws of New York.

2.   *Competition with the Company.* The Members shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company unless a majority, by individual vote, of the Members excluding the interested Member, consents thereto. The Members shall refrain from competing with the Company in the conduct of the Company's business unless a majority, by individual vote, of the Members excluding the interested Member, consents thereto. In the event that a Member is the sole Member of the Company, no vote shall be required.

3.   *Duties Only to the Company.* The Member's fiduciary duties of loyalty and care are to the Company and not to the other Members. The Members shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company and to the other Members. A Member who so performs their duties shall not have any liability by reason of being or having been a Member.

4.   *Reliance on Reports.* In discharging the Member's duties, a Member is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

i. One or more Members or employees of the Company whom the Member reasonably believes to be reliable and competent in the matters presented.

ii. Legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the persons' professional or expert competence.

iii. A committee of Members of which the affected Member is not a participant, if the Member reasonably believes the committee merits confidence.

I. <u>Transfers</u>. If a Member proposes to sell, assign, or otherwise dispose of all or any part of his or her interest in the Company, that Member must first make a written offer to sell his or her interest to the other Members at a price determined by mutual agreement. If the other Members decline or fail to elect such interest within thirty (30) days, and if the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, pursuant to the applicable law, the purchaser or assignee will have no right to participate in the management of the business and affairs of the Company. The purchaser or assignee will only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

IV. Accounting and Distributions.

A. <u>Profit/Losses</u>. For financial accounting and tax purposes, the Company's net profits or net losses will be determined on an annual basis. These profits and losses will be allocated to the Members in proportion to each Member's capital interest in the Company as set forth in Attachment B as amended and in accordance with Treasury Regulation 1.704-1.

B. <u>Records</u>. All financial records including tax returns and financial statements will be held at the Company's primary business address and will be accessible to all Members.

C. <u>Distributions</u>. The Members will determine and distribute available funds annually or as they see fit. "Available funds" refers to the net cash of the Company available after expenses and liabilities are paid. Upon liquidation of the Company or liquidation of a Member's interest, distributions will be made in accordance with the positive capital account balances or pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b) (2). To the extent a Member has a negative capital account balance, there will be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

V. Management.

A. <u>Management of Business</u>.
  (a) The Company shall be "Manager-managed" with certain Members designated as Managers, as define in Attachment C.
  (b) The Members holding a majority of the capital interests in the Company, as set forth in Attachment B as amended, may vote to elect a Manager or Managers. One manager will be elected by the Members as Chief Executive Manager. The Manager(s) may be a

Member or Non-Member. The name and residential address of each Manager is attached as Attachment C of this Agreement.

B.   <u>Members</u>. Members that are not Managers will take no part in the control, management, direction, or operation of the Company's affairs and will have no power to bind the Company in legal agreements. The Managers may seek advice from the Members, but need not follow such advice. No Member is an agent of any other Member of the Company, solely by reason of being a Member.

C.   <u>Powers of Managers</u>. The Managers are authorized on the Company's behalf to make all decisions as to:
- (a) the sale, development, lease or other disposition of the Company's assets;
- (b) the purchase or other acquisition of other assets;
- (c) the management of all or any part of the Company's assets;
- (d) the borrowing of money and the granting of security interests in the Company's assets;
- (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets;
- (f) the compromise or release of any of the Company's claims or debts; and
- (g) the employment of persons, firms or corporations for the operation and management of the company's business.

The Managers are further authorized to execute and deliver:
- (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets;
- (b) all checks, drafts and other orders for the payment of the Company's funds;
- (c) all promissory notes, loans, security agreements and other similar documents; and
- (d) all other instruments of any other kind relating to the Company's affairs.

D.   <u>Chief Executive Manager</u>. The Chief Executive Manager has primary responsibility for managing the operations of the Company and for carrying out the decisions of the Managers.

G.   <u>Compensation</u>. Any Manager rendering services to the Company is entitled to compensation proportionate with the value of those services. The Company must reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

E.   <u>Nominee</u>. Title to the Company's assets must be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

F.   <u>Company Information</u>. The Managers must supply information regarding the company or its activities to any member upon his or her request. Any Member or their authorized representative will have access to and may inspect and copy all books, records and materials in the Manager's possession regarding the Company or its activities. Access and inspection of information will be at the requesting Member's expense.

G.   Records. The Managers must keep the following at the company's principal place of business or other location:
  (a) A current list of the full name and the last known street address of each Member;
  (b) A copy of the Company's Certificate of Formation and Operating Agreement and all amendments;
  (c) Copies of Company's federal, state and local income tax returns and reports for the three most recent years;
  (d) Copies of the Company's financial statements for the three most recent years.

VI.   Management Bookkeeping.
 A.   Books. The Managers will maintain a complete and accurate accounting of the Company's affairs at the Company's principal place of business. The managers may select the method of accounting and the company's accounting period will be the calendar year.

B.   Member's Accounts. The Managers must maintain separate capital and distribution accounts for each member. Each member's capital account will be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and will consist of his or her initial capital contribution increased by:

  (a) Any additional capital contribution made by the member;
  (b) Credit balances transferred from the member's distribution account to his or her capital account;

and decreased by:

  (a) Distributions to the member in reduction of Company capital;
  (b) The Member's share of Company losses if charged to his or her capital account.

C.   Reports. The Managers will close the books of account after the close of each calendar year and will prepare and send to each member, a statement of such Member's distributive share of income and expense for income tax reporting purposes.

VI.   Dissolution.
 A.   Limits on Dissolution. The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II (C) above.

B.   <u>Winding Up</u>. Upon the occurrence of any event specified in Section II(C), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. One or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

C.   <u>Distributions in Kind</u>. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

D.   <u>Termination</u>. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for under this Agreement and (ii) the Company's registration with the state of New York shall have been canceled in the manner required by New York law.

E.   <u>Accounting</u>. Within a reasonable time after complete liquidation, the Company shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

F.   <u>Limitations on Payments Made in Dissolution</u>. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member.

G.   <u>Notice to New York Authorities</u>. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with New York and any other appropriate state or federal authorities or agencies as may be required by law. In the event that two or more Members have equally high percentages of Membership Interest in the Company, the Member with the longest continuous tenure as a Member of the Company shall be responsible for the filing of such notices.

VII.   Exculpation and Indemnification.

A.   No Member, Manager, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

B.   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

C.   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

D.   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

E.   The foregoing provisions of this Article VII shall survive any termination of this Agreement.

VIII. Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article VII or under applicable law. This is separate and apart from any business insurance that may be required as part of the business in which the Company is engaged.

IX. Settling Disputes.

All Members agree to enter into mediation before filing suit against any other Member or the Company for any dispute arising from this Agreement or Company. Members agree to attend one session of mediation before filing suit. If any Member does not attend mediation, or the dispute is not settled after one session of mediation, the Members are free to file suit. Any law suits will be under the jurisdiction of the state of New York.

X. Independent Counsel.

All Members entering into this Agreement have been advised of their right to seek the advice of independent legal counsel before signing this Agreement. All Members and each of them have entered into this Agreement freely and voluntarily and without any coercion or duress.

XI. General Provisions.

A. Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

B. Number of Days. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

C. Execution of Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

D. Severability. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

E.   Headings. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

F.   Controlling Law. This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of New York (without regard to conflicts of law principles thereof).

G.   Application of New York Law. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of New York law.

H.   Amendment. This Agreement may be amended only by written consent of the Board and the Member. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with New York law.

I.   Entire Agreement. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Members have executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of January 08, 2024.

Signature: _____ *Timothy Chey*
DocuSigned by: 53E261B4EC1C40A...
RiverRain Productions, Inc.
By, Timothy Chey

Signature: _____ *Weidong Guan*
DocuSigned by: 58E2DB8B540B4C9...
The Epoch Times Association, Inc.
By, Weidong Guan

ATTACHMENT A
Initial Contributions of the Members

The Initial Contribution of the Members of THE FIRING SQUAD LLC to the Company capital is stated to be $500. The description and each individual portion of this initial contribution is as follows:

RIVERRAIN PRODUCTIONS, INC. - $500

THE EPOCH TIMES ASSOCIATION, INC. - $500

SIGNED AND AGREED this 8th day of January, 2024.

DocuSigned by:

Timothy Chey

53E261B4EC1C40A

_____
Signature of Member

DocuSigned by:

Weidong Guan

58E2DB8B540B4C9

_____
Signature of Member

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ATTACHMENT B
Listing of Members

As of the 8th day of January, 2024 the following is a list of Members of the Company:

DocuSigned by:

Timothy Chey

53E261B4EC1C40A...

Name: RIVERRAIN PRODUCTIONS, INC., Percent: 50 %　　　X_____

Address: 355 S. Grand Ave, Suite 2450, Los Angeles, CA 90071

DocuSigned by:

Weidong Guan

58E2DB8B540B4C9...

Name: THE EPOCH TIMES ASSOCIATION, INC., Percent 50%　X_____

Address: 229 W. 28th Street, Floor 5, New York, NY 10001

ATTACHMENT C

Listing of Managers

By a majority vote of the Members the following Managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

Timothy Chey
Printed Name

DocuSigned by:
Timothy Chey
53E261B4EC1C40A...
____
Co- Chief Executive Manager

355 S. Grand Ave
Suite 2450
Los Angeles, CA 90071

Weidong Guan
Printed Name

DocuSigned by:
Weidong Guan
58E2DB8B540B4C9...
____
Co- Chief Executive Manager

229 W. 28th Street,
Floor 5,
New York, NY 10001

The above listed Manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by ARTICLE V or upon their voluntary resignation.

Signed and Agreed this 8th day of January, 2024.

DocuSigned by:
Timothy Chey
53E261B4EC1C40A...
____
Signature of Member

DocuSigned by:
Weidong Guan
58E2DB8B540B4C9...
____
Signature of Member

Exhibit 1
CERTIFICATION OF MEMBER

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each member as of this 8th day of January, 2024.

Members:

RiverRain Productions, Inc. Percent 50%

DocuSigned by:

X__________Timothy Chey__________

53E261B4EC1C40A...

Address: 355 S. Grand Ave,
Suite 2450,
Los Angeles, CA 90071

The Epoch Times Association, Inc Percent 50%

DocuSigned by:

X__________Weidong Guan__________

58E2DB8B540B4C9...

Address: 229 W. 28th Street,
Floor 5,
New York, NY 10001